                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                Amendment No. 11

                            PRECISION SYSTEMS, INC.
                            -----------------------
                                (Name of Issuer)

                         Common Stock ($.01 par value)
                         -----------------------------
                         (Title of Class of Securities)

                                  740329-10-7
                                  -----------
                                 (CUSIP Number)

                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                                 --------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 1998
                                ----------------
                         (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 5 Pages

CUSIP No. 740329-10-7
--------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership            Crystal Diamond, Inc.     Roy M. Speer
     88-0224372               88-0223159                ###-##-####
--------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) [x]
     of a Group  (See Instructions)                         (b) [ ]
--------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------
(4)  Source of Funds
                                                   PF
--------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               [ ]
     is Required Pursuant to Items 2(d) or 2(e)
     N/A
--------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States
--------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power
Beneficially Owned                            0
by Each Reporting              -------------------------------------
Person With                    (8)  Shared Voting Power
                                    3,634,432 by each person
                               -------------------------------------
                               (9)  Sole Dispositive Power
                                              0
                               -------------------------------------
                               (10) Shared Dispositive Power
                                    3,634,432 by each person
--------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 3,634,432 shares
     Crystal Diamond, Inc. -- 3,634,432 shares
     Roy M. Speer -- 3,634,432 shares
--------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              [x]
     Excludes Certain Shares
--------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 19.84%
     Crystal Diamond, Inc. -- 19.84%
     Roy M. Speer -- 19.84%
--------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN






                               Page 2 of 5 Pages

Securities and Exchange Commission
Washington, D.C.
Schedule 13D
----------------------------------
         RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995, by that Amendment No. 3 to the Schedule 13D dated April 5, 1995, by that Amendment No. 4 to the Schedule 13D dated June 10, 1996 and by that Amendment No. 5 to the Schedule 13D dated June 27, 1996 and by that Amendment No. 6 to the Schedule 13D dated April 7, 1997 and by that Amendment No. 7 to the Schedule 13D dated September 30, 1997 and by that Amendment No. 8 to the Schedule 13D dated March 4, 1998 and by that Amendment No. 9 to the Schedule 13D dated April 22, 1998 and by that Amendment No. 10 to the Schedule 13D dated August 31, 1998 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Precision Systems, Inc., a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         On October 27, 1998, PSI and Speer entered into a Second Amendment ("Second Amendment") to the Agreement. The Second Amendment extended the expiration date of the Agreement from October 31, 1998 to December 19, 1998.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4(a) of the Schedule 13D is amended as follows:

         The Second Amendment amended the Agreement to extend the expiration date of the Agreement from October 31, 1998 to December 19, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended by adding the following paragraph thereto:






                               Page 3 of 5 Pages

         The Second Amendment amended the Agreement to extend the expiration date of the Agreement from October 31, 1998 to December 19, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - D     Incorporated by reference from Amendment No.
                           10 to the Schedule 13D dated August 31, 1998.

         Exhibit E         Second Amendment to the Contribution and
                           Share Exchange Agreement dated October 27, 1998.





                               Page 4 of 5 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 1998


                                              /s/ Roy M. Speer
                                              ---------------------------
                                              Roy M. Speer


                                              RMS LIMITED PARTNERSHIP,
                                              a Nevada limited partnership


                                              /s/ C. Thomas Burton
                                              ---------------------------
                                              C. Thomas Burton
                                              President
                                              of Crystal Diamond, Inc.,
                                              the Managing General Partner of
                                              RMS Limited Partnership


                                              CRYSTAL DIAMOND, INC.,
                                              a Nevada corporation


                                              /s/ C. Thomas Burton
                                              ---------------------------
                                              C. Thomas Burton
                                              President





                               Page 5 of 5 Pages